

September 1, 2010

Dennis Zeitler
Senior Vice President – Finance,
 Principal Financial and Accounting Officer
Mine Safety Appliances Company
121 Gamma Drive
Pittsburgh, Pennsylvania 15238

> **Re:** **Mine Safety Appliances Company**
> **Form 10-K for the Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **File No. 001-15579**

Dear Mr. Zeitler:

We have reviewed your letter dated August 18, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2009

Financial Statements, page

Note 19 – Contingencies, page 58

1. Please refer to our prior comment 1. So we can continue to evaluate your response please quantify for us the impact to your income statement for each period when you recorded an insurance receivable from your insurance carriers. As part of your response, please tell us what account you record the settlement loss to and what accounts are impacted when you record a credit to the income statement for the corresponding insurance recovery. Please also provide us with a rollforward of the accounts impacted.

2. It appears from your responses that the primary reason your insurance carriers stopped paying your defense and settlement costs was the result of the carriers inability to agree

on the cost sharing agreement. However, we noted from your response regarding your settlements with CNA and Century in 2010 that those disputes related to the amount of insurance available under your policies and exhaustion, coverage conditions and certain policy exclusions. Please reconcile.

You may contact Andri Boerman at (202) 551-3645 or Julie Sherman at (202) 551-3640 if you have any questions regarding this comment. In this regard, do not hesitate to contact me at (202) 551-3212.

Sincerely,

for

Jeff Jaramillo
Accounting Branch Chief